SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

1.	English Translation of press release entitled “ORIX Announces Shelf Registration for Stock Options (Stock Acquisition Rights)” released to the public on July 26, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 5, 2005	By	/s/ Yukio Yanase

Yukio Yanase
Director
Deputy President
ORIX Corporation

July 26, 2005

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

ORIX Announces Shelf Registration for Stock Options (Stock Acquisition Rights)

TOKYO, Japan – July 26, 2005 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that the shelf registration that was submitted on July 4, 2005 to issue stock acquisition rights as stock options in accordance with the provisions contained in Article 280-20 and 280-21 of the Japanese Commercial Code and an extraordinary resolution of the 42nd Annual General Meeting of Shareholders of the Company held on June 21, 2005, became valid on July 12, 2005.

Details
1. Type of Securities Offered:	Stock Acquisition Rights

2. Issuable Period:	July 12, 2005-July 11, 2006

3. Issuable Amount:	14.5 billion yen

(The above mentioned amount is the aggregate amount of the amount that will be paid upon exercise of stock acquisition rights and the total amount of the issue price of stock acquisition rights and is an estimate at the time the shelf registration was submitted)

4. Use of Funds:

The purpose of this offering, in the form of stock options as part of a stock option program to directors, executive officers, corporate auditors and employees of the Company and its subsidiaries and affiliates, is to further increase incentives to raise corporate profits. The purpose is not to procure funds. Stock acquisition rights will be issued at no charge.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.